UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2008

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

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C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

Bertini

Mother’s Choice

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

EXCHANGES

TSX: DII.B, DII.A

CONTACT:

MaisonBrison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL CREATES TWO DISTINCT BICYCLE DIVISIONS FOLLOWING

CANNONDALE ACQUISITION

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New Division established exclusively for Independent Bicycle Dealer channel

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Pacific Cycle to concentrate on mass merchant category

Montreal, February 4, 2008---Dorel Industries Ltd. (TSX: DII.A, DII.B;) today announced it is re-organizing its Recreational/Leisure segment to create two distinct bicycle divisions to deal separately with the Independent Bicycle Dealer (IBD) and mass merchant channels.  The changes are being made to coincide with today’s announced acquisition of the Bethel, Connecticut-based Cannondale Bicycle Corporation.  The purchase also includes the Sugoi Performance Apparel Company.

A new Dorel Independent Bicycle Dealer (IBD) Division, the Cannondale Sports Group, is being established and will devote all of its energies and resources exclusively to this channel. The Cannondale Sports Group will encompass Cannondale, Sugoi, GT and other premium-oriented brands, and will seek acquisitions in similar high quality, performance bicycle companies.  Jeff Frehner, who has been President of Pacific Cycle for three years is leaving that position immediately to return to his roots in the bike business and will oversee the Cannondale Sports Group as President. The current Cannondale management team, headed by President and CEO, Matt Mannelly, will continue to run Cannondale within that group.

“I’m a diehard biking enthusiast.  I love this space and am thrilled to be able to focus all of my energy on the IBD channel.  With Cannondale and Dorel’s resources, the sky is the limit.  High quality, innovation and passion, this will be the DNA of our new division,” said Jeff.

“This is an excellent strategic fit for Cannondale and a testament to all the hard work of Cannondale employees worldwide. This provides us with tremendous resources to continue to build our innovative brand. It also creates long term stability that will help us achieve our leadership goals in the IBD channel. We’re excited to be the leading brand in Dorel’s new IBD division. The end result will be a continuous flow of innovative product to our Dealers and consumers,” commented Matt.

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“Dorel recognizes that doing business with the IBD and mass merchant categories is two very different things and requires distinct strategies and specialized people selling the best products for those channels.  We clearly realize this and are making the necessary adjustments to best meet the needs of our customers,” stated Dorel President and CEO, Martin Schwartz.

Pacific Cycle, purchased by Dorel in 2004, will now be a stand-alone division focused on the mass merchant channel.  Alice Tillett, who has been Executive Vice President, Mass and Sporting Goods Channel at Pacific Cycle, has been named President.  With 18 years experience in the sector, 10 of those in the bike industry, Alice has a thorough knowledge of the mass and sporting goods sector and has engineered Pacific’s growth in this channel.

Mr. Schwartz said the Cannondale transaction underlines the Company’s plan to further unlock shareholder value by concentrating on Dorel’s core Recreational/Leisure and Juvenile segments, which provide the greatest potential.  “We are committed to pursuing this strategy, and this important transaction positions us globally in a most material way. Dorel recognizes the importance and potential of the Independent Bicycle Dealer channel and is purchasing Cannondale as the first step to become the world’s number one IBD player.”

Conference Call

Dorel Industries Inc. will hold a conference call to discuss the Cannondale acquisition today at 10:30 A.M. Eastern Time. Interested parties can join the call by dialling 1-800-732-9307. The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21261172# on your phone. This tape recording will be available on Monday, February 4, 2008 as of 12:30 P.M. until 11:59 P.M. on Monday, February 11, 2008.

Profile

Dorel Industries (TSX: DII.B, DII.A) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Recreational/Leisure and Home Furnishings segments. Headquartered in Montreal and with significant operations in the United States and Europe, Dorel employs approximately 4,700 people in 15 countries. Annual sales are US$1.8 billion and are made in over 60 countries worldwide.

US operations include Dorel Juvenile Group, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Pacific Cycle, which markets several brands including Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster; and Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products. Dorel is the majority owner of In Good Care (IGC), a manufacturer and distributor of juvenile products in Australia, whose two principal brands are Bertini and Mother’s Choice. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

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Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

February 4, 2008